Schedule A

Series or Fund of Professionally Managed Portfolios	Annual Fee rate
FundX Aggressive Upgrader Fund and	On average net assets:
FundX Conservative Upgrader Fund	Up to $500 million:	1.00%
	Over $500 million to $750 million:	0.90%
	Over $750 million to $1 billion:	0.80%
	Over $ 1 billion:	0.70%

	0.70% of average net assets